Exhibit 1

TRANSALTA CORPORATION

2004 RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2003 MARCH 29, 2004

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
GLOSSARY OF TERMS	1
CORPORATE STRUCTURE	2
Name and Incorporation	2
Intercorporate Relationships	2
OVERVIEW	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
Year-ended December 31, 2003	3
Year-ended December 31, 2002	5
Year-ended December 31, 2001	5
Generation Business Segment	6
Energy Marketing Business Segment	15
Competitive Environment	16
Competitive Strengths	16
Capital Expenditures	17
Environmental Risk Management	17
RISK FACTORS	19
EMPLOYEES	19
CAPITAL STRUCTURE	19
General	19
Common Shares	19
First Preferred Shares	20
MANAGEMENT’S DISCUSSION & ANALYSIS	20
DIVIDENDS	20
CREDIT RATINGS	21
Senior Unsecured Long-Term Debt	21
Preferred Securities	21
Note Regarding Credit Ratings	22
MARKET FOR SECURITIES	22
DIRECTORS AND OFFICERS	24
Directors	24
Officers	26
AUDIT AND ENVIRONMENT COMMITTEE	28
General	28
Mandate of the AE Committee	28
AE Committee Charter	29
Relevant Education and Experience of AE Committee Members	29
LEGAL PROCEEDINGS	30
AUDITORS, TRANSFER AGENT AND REGISTRAR	30
ADDITIONAL INFORMATION	30
APPENDIX A	A -1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21 E of the U.S. Exchange Act. In some cases, forward-looking statements can be identified by terms such as “may”, “will”, “believe”, “except”, “potential”, “enable”, “continue” or other comparable terminology. These statements are not guarantees of TransAlta’s future performance and are subject to risks, uncertainties and other important factors that could cause TransAlta’s actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty risk; and the impact of accounting policies issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

These and additional factors are described in more detail under “Risk Factors”, below, and in management’s discussion and analysis of financial condition and results of operations, which is hereby specifically incorporated by reference in this Annual Information Form.

GLOSSARY OF TERMS

This Annual Information Form may include the following terms:

“ Alberta PPA” means an Alberta government mandated power purchase arrangement;

“availability” means a measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

“capacity” means net maximum capacity that a unit can sustain over a period of time; “gigawatt hour” or “GWh” means one million kilowatt hours of electrical power; “kilowatt” or “kW” means 1,000 watts of electrical power;

“kilowatt hour” or “kWh” means one hour during which one kilowatt of electrical power has been continuously produced;

“megawatt” or “MW” means 1,000 kilowatts of electrical power;

“megawatt hour” or “MWh” means 1,000 kilowatt hours;

“ PPA” means a power purchase arrangement having an initial term of five years or greater;

“watt” means the scientific unit of electrical power, being the rate of energy use that gives rise to the production of energy at a rate of one joule per second; and

“watt hour” is a measure of energy production or consumption equal to one watt produced or consumed for one hour.

CORPORATE STRUCTURE

Name and Incorporation

TransAlta Corporation (“TransAlta” or the “Corporation”) is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7.

Intercorporate Relationships

The principal subsidiaries of the Corporation and their respective jurisdictions of formation are set out below.

Notes:

(1)	All interests shown are 100 per cent ownership interests unless otherwise indicated.
(2)	Reflects the ownership interest of TransAlta Energy Corporation (“TransAlta Energy”) in TransAlta Power, L.P. (“TransAlta Power”) as at December 31, 2003. The remaining limited partnership interest in TransAlta Power is held by the public, other than a 0.01 per cent interest held by TransAlta Power Ltd., the general partner of TransAlta Power. On July 31, 2003, TransAlta Power issued to TransAlta Energy an aggregate of 17,750,000 limited partnership units (“TransAlta Power Units”) of TransAlta Power (representing approximately 26 per cent of the then outstanding TransAlta Power Units). Pursuant to a delivery agreement (the “Delivery Agreement”) dated July 18, 2003 among TransAlta Power, TransAlta Energy and CIBC Mellon Trust Company, as TransAlta Power Unit purchase warrants (“Warrants”) that were issued to the public by TransAlta Power on July 31, 2003 are exercised, TransAlta Energy will sell to TransAlta Power that number of the TransAlta Power Units held by it equal to the number of TransAlta Power Units issued upon exercise of the Warrants. The Warrants expire on August 3, 2004. TransAlta Energy is expected to hold at that time the number of TransAlta Power Units equal to the number of Warrants that were not exercised by the holders thereof prior to expiry.

Unless the context otherwise requires, all references to the “Corporation” and to “TransAlta” herein refer to TransAlta Corporation and its subsidiaries, including TransAlta Utilities Corporation and TransAlta Energy.

OVERVIEW

TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1911. The Corporation is among Canada’s largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of approximately 8,600 MW of generating capacity operating or under construction (of which 293 MW is under construction) in facilities having approximately 10,200 MW of aggregate generating capacity. The Corporation is focused on generating electricity in Canada, the United States, Mexico and Australia through its diversified portfolio of facilities fueled by coal, gas, hydroelectric, wind and geothermal resources. The following is a brief overview of the Corporation’s principal facilities.

In Canada, the Corporation holds a net ownership interest of approximately 5,750 MW of generating capacity in coal-fired, gas-fired, wind-powered and hydroelectric facilities, which are operating or under construction, including approximately 5050 MW in Alberta and 700 MW in Ontario.

In the United States, the Corporation’s principal facilities include the 1,404-MW coal-fired plant and the nearby 248-MW gas-fired facility, both located in Centralia, Washington, which supply electricity to the Pacific Northwest. In January, 2003, the Corporation completed the acquisition of a 50 per cent interest in CE Generation which has an aggregate net ownership interest of approximately 756 MW of operating electrical generating capacity in facilities in California, Texas, Arizona and New York.

In Mexico, the Corporation has two facilities with a combined capacity of 511 MW. The 252-MW Campeche facility commenced commercial operations in May 2003 and the 259-MW Chihuahua facility commenced commercial operations in September 2003.

The Corporation also has an aggregate net ownership interest of 280 MW of electrical generating capacity in Australia.

The Corporation is organized into two business segments: Generation and Energy Marketing. The Generation group is responsible for constructing, operating and maintaining power generation facilities. The Energy Marketing group is responsible for managing the sale of production and market risks associated with the Corporation’s generation assets and for non-asset backed trading activities. Both segments are supported by a corporate group which includes finance, treasury, legal, human resources and other administrative functions. The corporate group is also responsible for the Corporation’s sustainable development initiatives, including investments in renewable energy resources.

GENERAL DEVELOPMENT OF THE BUSINESS

The significant events and conditions affecting TransAlta’s business during the last three financial years are summarized below. A number of these events and conditions are discussed in greater detail under the heading “Business of TransAlta” in this Annual Information Form.

Year-ended December 31, 2003

On December 10, 2003, Vision Quest Windelectric Inc. (“Vision Quest”), which was then a wholly-owned subsidiary of the Corporation, received Alberta Energy and Utilities Board (the “EUB”) approval to begin construction of the $95 million Summerview 68-MW wind farm located approximately 15 kilometres northeast of Pincher Creek, Alberta. The Summerview facility, to be comprised of 38 1.8 MW turbines, is expected to be completed in mid-2004 and will bring Vision Quest’s total operated capacity to approximately 190 MW. The Summerview facility is currently not contracted but is expected to receive the 10-year Government of Canada’s Wind Power Production Incentive (“WPPI”) payments upon completion of construction. On January 1, 2004, Vision Quest amalgamated with TransAlta Energy and now carries on business as an independent division of TransAlta Energy. See “Generation Business Segment – Alberta – Wind Generation Facilities”.

In September 2003, TransAlta announced the commencement of commercial operations at its 259-MW Chihuahua combined-cycle gas-fired facility located near Cuidad de Juarez, Mexico approximately 40 kilometres south of the United States - Mexico border. In May 2003, the Corporation announced the commencement of commercial operations at its 252-MW combined-cycle gas/diesel facility located in the Mexican state of Campeche in the Yucatan Peninsula. Mexico’s government-owned utility, Comisión Federal de Electricidad, has agreed to purchase 100 per cent of the electricity output of each of the Chihuahua and Campeche facilities under 25-year contracts with TransAlta. See “Generation Business Segment – Mexico”.

On July 30, 2003, TransAlta announced the completion of the sale of its 50 per cent interest in the 756-MW coal-fired Sheerness plant to TransAlta Cogeneration, L.P. (“TA Cogen”), an Ontario limited partnership. The Corporation expects to realize cash proceeds of $315 million from the sale, of which approximately $150 million was received by the Corporation at the closing of the transaction and up to an additional $165 million will be received from the sale of TransAlta Power Units held by TransAlta Energy upon the exercise of warrants to purchase limited partnership units which were issued to the public as part of the financing and concurrent with the sale. Pursuant to the sale, the Corporation also received limited partnership units of TA Cogen to enable the Corporation to retain its 50 per cent interest therein. For additional information, see Note 2 to the organization chart contained under “Corporate Structure”. See “TA Cogen and TransAlta Power”.

On July 2, 2003 TransAlta, through Vision Quest, announced the completion of the approximately $100 million 75-MW McBride Lake Wind Farm consisting of 114 - 660 kW wind turbines capable of producing enough power to supply approximately 32,500 homes annually. The McBride Lake facility, in which the Corporation holds a 50 per cent ownership interest, is fully contracted under a 20-year PPA. The Corporation is also entitled to receive WPPI payments in respect of the McBride Lake facility until 2013. See “GenerationBusiness Segment – Alberta
–Wind Generation Facilities”.

On May 9, 2003, TransAlta announced the completion of the sale and leaseback of its head office building in Calgary to Forum Leasehold Partners Inc. (“FLPI”) for a purchase price of $65.8 million. TransAlta has agreed to lease the property from FLPI for a term of 20 years. The property is comprised of three buildings of two to 10 storeys and containing an aggregate of 335,000 square feet of rentable area. The complex serves as corporate headquarters for over 500 TransAlta head office employees.

In April 2003, TransAlta disposed of its interest in an Australian gas transmission pipeline for cash proceeds of AUD $24.1 million (Cdn. $21.6 million).
In March and April 2003, TransAlta completed a public offering in Canada of 17.25 million common shares for gross proceeds of $276 million.
On January 29, 2003, TransAlta announced the completion of the acquisition from El Paso Merchant Energy North America Company (“El Paso”) of a 50 per cent interest in CE Generation for total consideration of approximately US$240 million, which included approximately US$35 million in working capital. See “Business of TransAlta – Generation Business Segment – United States”.

On January 13, 2003, TransAlta completed the acquisition from EPCOR Utilities Inc. and certain of its affiliates (collectively, “EPCOR”) of a 50 per cent interest in EPCOR’s 450-MW Genesee 3 facility currently under construction southwest of Edmonton, Alberta, for an estimated total cost, upon completion of construction, of approximately $395 million. EPCOR will continue to manage the construction of the project and will operate the facility upon its commercial operation, which is currently scheduled for early 2005. TransAlta also announced that it has granted to EPCOR: (i) an option, exercisable until December 31, 2005, to co-develop the Corporation’s 450-MW Centennial 1 project (formerly known as Keephills 3) at a price of 50 per cent of expenditures to the date of the option exercise, plus 50 per cent of future project development costs; and (ii) an option, exercisable until March 2004, to purchase a 50 per cent interest in the Corporation’s 575-MW Sarnia facility at a price equal to 50 per cent of the undepreciated capital cost, as at the date of closing. See “Generation Business Segment – Alberta – Coal-fired Facilities”.

Year-ended December 31, 2002

  In December 2002, TransAlta acquired the remaining shares of Vision Quest, now an independently operated division of TransAlta Energy, bringing its ownership interest to 100 per cent. Financial and operating results of Vision Quest are now included in the Generation business segment.
  In December 2002, TransAlta acquired the remaining 15 per cent of the Australian Southern Cross Energy Partnership for AUD $8.5 million (Cdn. $7.2 million). See “Business of TransAlta – Generation Business Unit –Australia”.
  In November 2002, TransAlta announced that it had decided to implement a phased decommissioning of its 537-MW coal-fired Wabamun facility located west of Edmonton, Alberta. See “Business of TransAlta – Generation Business Segment – Alberta”.
  In August 2002, TransAlta completed construction of its 248-MW gas facility in Centralia, Washington, at a cost of approximately US$210 million. The Centralia Gas facility increased TransAlta’s total capacity at the Centralia site from 1,404 MW to 1,652 MW. See “Business of TransAlta – Generation Business Segment – United States”.
  In April 2002, TransAlta completed the sale of its Alberta-based transmission business to AltaLink, L.P.

Year-ended December 31, 2001

In September 2001, TransAlta sold its 60 per cent interest in the 118-MW Fort Saskatchewan gas-fired cogeneration facility to TransAlta Cogeneration, L.P. for net proceeds of $35 million. See “Business of TransAlta – Generation Business Segment – TA Cogen and TransAlta Power”.

In August 2001, TransAlta sold its 45-MW gas-fired Fort Nelson power plant for proceeds of approximately $44 million.
In June 2001, TransAlta completed the sale of its composter facility in Edmonton, Alberta for proceeds of $97 million.
In March 2001, TransAlta announced that it had won a competitive bid to build and operate a 259 MW gas-fired combined cycle facility in Chihuahua, Mexico. See “Business of TransAlta – Generation Business Segment –Mexico”.

In February 2001, TransAlta announced a proposal for a $1.8 billion, 900 MW expansion at its Keephills facility, now referred to as the Centennial project. See “Business of TransAlta – Generation Business Segment –Alberta”.

On January 1, 2001, TransAlta’s Alberta coal-fired and hydroelectric generating plants began operating under the Alberta PPAs, which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. See “Business of TransAlta – Generation Business Segment – Alberta”.

Effective January 2001, TransAlta completed the sale of its 265-MW power plant located at Syncrude Canada Ltd.’s Mildred Lake Site near Fort McMurray, Alberta for proceeds of $65 million.

Generation Business Segment

The following table summarizes the Corporation’s generation facilities operating, under construction or under development:

				Net capacity
		Capacity	Ownership	Ownership				Contract
Region	Facility	(MW)	(%)	Interest	Fuel	Revenue Source		Expiry Date

Canada	Keephills	766	100	766	Coal	Alberta PPA		2020
Alberta	Sheerness	756	25	189	Coal	Alberta PPA		2020
(23 facilities)	Sundance	2,020	100	2,020	Coal	Alberta PPA		2017, 2020
	Wabamun	398	100	398	Coal	Merchant		-
	Fort Saskatchewan	118	30	35	Gas	Long-term contract		2019
						(“LTC”)
	Meridian	220	50	110	Gas	LTC		2024
	Poplar Creek	356	100	356	Gas	LTC / Merchant	(1)	2024
	Genesee 3 (2)	450	50	225	Coal	Merchant		-
	Centennial 1 & 2 (3)	900	100	900	Coal	Merchant		-
	Hydro assets (4)	801	100	801	Hydro	Alberta PPA		2013 - 2020
	Summerview (2)	68	100	68	Wind	Merchant		-
	Castle River	44	100	44	Wind	LTC/Merchant		2004 -2011
	McBride Lake	75	50	38	Wind	LTC		2024

	Total Alberta	6,972		5,950

Ontario	Mississauga	108	50	54	Gas	LTC		2017
(4 facilities)	Ottawa	68	50	34	Gas	LTC		2012
	Sarnia	575	100	575	Gas	LTC / Merchant	(5)	2022
	Windsor	68	50	34	Gas	LTC / Merchant	(6)	2016

	Total Ontario	819		697

United States	Centralia, WA	1,404	100	1,404	Coal	LTC / Merchant	(7)	-
(16 facilities)	Centralia Gas	248	100	248	Gas	Merchant		-
	Binghamton, NY	47	100	47	Gas	Merchant		2035
	Power Resources,	200	50	100	Gas	LTC		2005
	TX
	Saranac, NY	240	37.5	90	Gas	LTC		2009
	Yuma, AZ	50	50	25	Gas	LTC		2024
	Geothermal	326	50	163	Geothermal	LTC and Merchant		2016 to 2035
	facilities (8)
	Total US	2,515		2,077

Mexico	Campeche	252	100	252	Gas/Diesel	LTC		2028
(2 facilities)
	Chihuahua	259	100	259	Gas	LTC		2028

	Total Mexico	511		511

				Net capacity
		Capacity	Ownership	Ownership			Contract
Region	Facility	(MW)	(%)	Interest	Fuel	Revenue Source	Expiry Date

Australia	Parkeston	110	50	55	Gas	LTC	2016
(2 facilities)	Southern Cross	225	100	225	Gas and	LTC	2014
					diesel
	Total Australia	335		280

Total		11,152		9,515

Notes:
(1)	Approximately 200 MW of the total 356 MW capacity are contracted under a LTC.
(2)	These facilities are currently under construction.
(3)	These facilities are currently under development.
(4)	Comprised of 13 facilities.
(5)	Approximately 250 MW of the total 575 MW capacity are contracted under LTCs.
(6)	Approximately 50 MW of the total 68 MW capacity are contracted under a LTC.
(7)	Under agreements for full or partial output that are for terms of less than five years.
(8)	Comprised of 10 facilities.

Canada: Alberta

Coal-fired facilities

The following table summarizes the Corporation’s Alberta coal-fired generation facilities:

				Commissioning
Location	Plant	Capacity (MW)	Ownership (%)	Dates

Wabamun(1)	Wabamun Unit No. 1	62	100	1958
	Wabamun Unit No. 2	57	100	1956
	Wabamun Unit No. 4	279	100	1968
Sundance	Sundance Unit No. 1	280	100	1970
	Sundance Unit No. 2	280	100	1973
	Sundance Unit No. 3	353	100	1976
	Sundance Unit No. 4	353	100	1977
	Sundance Unit No. 5	353	100	1978
	Sundance Unit No. 6	401	100	1980
Keephills	Keephills Unit No. 1	383	100	1983
	Keephills Unit No. 2	383	100	1984
Sheerness	Sheerness Unit No. 1	378	25	1986
	Sheerness Unit No. 2	378	25	1990
Genesee(2)	Genesee 3	450	50	-
Keephills	Centennial 1 & 2 (3)	900	100	-

Total		5,290

Notes:
(1)	In the fourth quarter of 2002, TransAlta announced its decision to implement a phased decommissioning of its Wabamun facility. The 139-MW unit three was removed from service in November 2002. Units one and two are expected to be removed from service in 2004 and unit four is expected to be removed from service in 2010, upon expiry of its license.

(2)	This facility is currently under construction.
(3)	This facility is currently under development.

The Keephills, Sundance and Wabamun facilities are located approximately 70 kilometres west of Edmonton, Alberta. The Sheerness facility is located northeast of Calgary, Alberta and is jointly owned by TA Cogen and ATCO Power Ltd. (“ATCO Power”). The Corporation completed the sale of its 50 per cent interest in the Sheerness facility to TA Cogen on July 30, 2003. The Genesee 3 facility is currently under construction southwest of Edmonton and is jointly owned by the Corporation and EPCOR. The Corporation’s coal-fired plants are generally all base load plants, meaning that they are expected to operate for long periods of time at maximum output. Availability, being the percentage of time that a plant is operating or otherwise available for operation, is an important measure of the economic success of a coal-fired plant. The historical annual average availability over the past five years for the Corporation’s coal-fired Alberta plants is as follows:

		Availabilty (%)
	Plant	High	Low	No. of Units

Keephills		94.4	85.4	2
Sundance		88.7	83.6	6
Wabamun	(1)	82.7	58.1	3
Sheerness		94.9	87.9	2

Note:
(1)	This table reflects five years’ historical information for units 1, 2 and 4 of the Wabamun facility and four years for unit 3, which was removed from service in the fourth quarter of 2002.

The low availability for Wabamun was the result of a shut down from August 2000 through June 2001 to allow for the repair of unit four, due to cracking in its waterwall tubing. TransAlta decommissioned unit three in November 2002, and expects to decommission units 1 and 2 in 2004.

Fuel requirements for TransAlta’s coal-fired power plants are supplied by surface strip coal mines (where mining is done in long, narrow strips) located in close proximity to the plants. TransAlta owns two surface mines in Alberta that supply coal to its Wabamun, Sundance and Keephills facilities. The Whitewood mine supplies the Wabamun plant and the Highvale mine supplies the Sundance and Keephills facilities. TransAlta estimates that the recoverable coal reserves contained in these mines are sufficient to supply the anticipated requirements of these facilities for over 50 years.

Coal for the Sheerness generating plant is provided from the adjacent Sheerness mine. The coal reserves of the mine are owned, leased or controlled jointly by TA Cogen, ATCO Power and Luscar Ltd. TA Cogen and ATCO Power have also entered into coal supply agreements with Luscar Ltd., which operates the mine, to supply coal until 2026.

In February 2001, the Corporation announced a proposal for a 900 MW expansion at its Keephills facility. In February 2002, the Corporation received regulatory approval to proceed with the expansion, which contemplated the facilities being operational in 2005. The Corporation is in the process of updating a feasibility study factoring in the impact of Alberta’s transmission constraints, environmental requirements that may be imposed by Alberta Environment, and market conditions to determine whether to pursue the expansion. Certain environmental requirements may be affected by the recommendations made pursuant to the Clean Air Strategic Alliance process. See “Environmental Risk Management”. Material variations to the project or to the construction schedule may require an amendment to the EUB approval. In January 2003, the Corporation announced that it had granted to EPCOR an option, exercisable until December 31, 2005, to purchase a 50 per cent interest in the Corporation’s 450-MW Centennial 1 project (formerly known as Keephills 3) at a price of 50 per cent of expenditures to the date of the option exercise, plus 50 per cent of future project development costs.

On January 13, 2003, the Corporation completed the acquisition from EPCOR of a 50 per cent joint venture interest in EPCOR’s 450-MW Genesee 3 facility currently under construction southwest of Edmonton, Alberta, for consideration of approximately $395 million. EPCOR will continue to manage the construction of the project and will operate the facility upon its commercial operation, which is currently scheduled for early in 2005. Coal for this facility will be supplied from an adjacent mine.

Gas-fired Facilities

The following table summarizes the Corporation’s Alberta gas-fired generation facilities:

				Commissioning
Location	Plant	Capacity (MW)	Ownership (%)	Dates

Lloydminster	Meridian	220	50	1999
Fort McMurray	Poplar Creek	356	100	2001
Fort Saskatchewan	Fort Saskatchewan	118	30	1999

Total		694

The Meridian plant, a joint venture between the Corporation and Husky Oil Operations Ltd., sells electricity to Saskatchewan Power Corporation, a crown corporation owned by the Province of Saskatchewan, and steam to the Husky Oil Lloydminster Upgrader.

The Poplar Creek plant provides electricity and steam to Suncor Energy Inc.’s oil sands project. This 356-MW cogeneration facility became fully operational in the first quarter of 2001 and delivers approximately 200 MW of electricity and steam to Suncor. Any surplus power not used by Suncor is available for sale by the Corporation to other parties, in which case Suncor is entitled to a share of that revenue, under certain conditions.

The Corporation also holds an indirect interest in the 118-MW Fort Saskatchewan gas-fired combined cycle cogeneration facility in Alberta, which provides electricity and steam to Dow Chemical Canada Inc. The Corporation’s interest in the Fort Saskatchewan facility is held through TA Cogen. See “TA Cogen and TransAlta Power”.

Hydroelectric facilities

The following table summarizes the Corporation’s wholly owned Alberta hydroelectric facilities:

Location	Plant	Capacity (MW)	Commissioning Dates

Bow River system
	Horseshoe	14	1911
	Kananaskis	19	1913, 1951
	Ghost	51	1929, 1954
	Cascade	36	1942, 1957
	Barrier	13	1947
	Bearspaw	17	1953, 1954
	Pocaterra	15	1955
	Interlakes	5	1955
	Spray	103	1951, 1960
	Three Sisters	3	1951
	Rundle	50	1951, 1960
North Saskatchewan River system
	Brazeau	355	1965, 1967
	Bighorn	120	1972

Total		801

The Corporation’s hydroelectric facilities are primarily peaking plants, meaning they are generally only operated during times of peak demand.

Wind Generation Facilities

The following table summarizes the Corporation’s Alberta wind generation facilities:

			Ownership	Commissioning
Location	Plant	Capacity (MW)	(%)	Dates

Pincher Creek	Castle River and	44	100	1997 - 2001
	other
Fort Macleod	McBride Lake	75	50	2003
Pincher Creek (1)	Summerview	68	100	-

Total		187
Note:

(1) This facility is currently under construction.

All of the Corporation’s wind generation facilities and assets are owned and operated by its division Vision Quest. Vision Quest owns approximately 82 MW of net capacity and operates approximately 119 MW of capacity primarily in two wind farms in Southwestern Alberta.

Castle River is a 40-MW facility comprised of 59 Vestas V47 (660 kW) turbines and 1 Vestas V44 (600 kW) turbine located at Pincher Creek, Alberta. The facility is 75 per cent contracted primarily to ENMAX Energy Corp. and is the sole Green Energy® provider to the City of Calgary’s “Ride the Wind” Light Rail Transit program. Vision Quest also owns and operates seven additional turbines totalling 4 MW located in the Pincher Creek and Waterton areas of south-western Alberta.

McBride Lake, one of Canada’s largest wind generation facilities, is comprised of 114 Vestas V47 (660 kW) turbines located at Fort Macleod, Alberta. It was constructed by Vision Quest and was completed and producing power in the third quarter of 2003. McBride Lake is operated by Vision Quest and is jointly owned by Vision Quest and ENMAX Green Power Inc. with each partner owning a 50 per cent interest. The output from the facility is 100 per cent contracted in the form of a 20-year PPA with Enmax. The Corporation is also entitled to receive WPPI payments in respect of the McBride Lake facility until 2013.

On December 10, 2003 Vision Quest received Alberta Energy and Utilities Board (the “EUB”) approval to begin construction of the $95 million Summerview 68-MW wind farm located approximately 15 kilometres northeast of Pincher Creek, Alberta. The Summerview facility, to be comprised of 38 1.8 MW turbines, is expected to be completed in mid-2004 and will bring Vision Quest’s total operated capacity to approximately 190 MW. The Summerview facility is currently not contracted but is expected to receive WPPI payments to 2014.

All of the power generated and sold by Vision Quest is from generation facilities that are EcoLogo-certified. Vision Quest is an EcoLogo-certified distributor of Alternative Source Electricity through Environment Canada’s Environmental Choice program. EcoLogo certification is granted to products with environmental performance that meet or exceed all government, industrial safety and performance standards. Vision Quest facilities constructed after April 2001, also qualify for the Green E and Green Leaf certifications

Alberta PPAs

All of the Corporation’s Alberta coal-fired and hydroelectric facilities began operating under Alberta PPAs in January 2001.

These Alberta PPAs established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. The Corporation bears the risk or retains the benefit of volume variances (except for those arising from events considered to be force majeure, in the case of the coal-fired plants) and any change in costs required to maintain and operate the facilities.

Under the Alberta PPAs for the formerly regulated coal-fired facilities, the Corporation is exposed to electricity price risk if production declines below contracted levels (other than as a result of outages caused by an event of force majeure). In such circumstances, the Corporation must pay a penalty for the lost production based upon a price equal to the 30-day trailing average of Alberta’s market electricity prices. This trailing average provision attempts to mitigate price spikes that can occur as a result of sudden outages. The Corporation attempts to further mitigate this exposure by maintaining contracted and uncontracted capacity in the market through operating and maintenance practices and through hedging activities performed by the Corporation’s Energy Marketing group.

The Corporation’s hydroelectric facilities are not contracted on a facility-by-facility basis, rather facilities are aggregated in a single Alberta PPA which provides for energy and ancillary services obligations based on hourly targets. These targeted amounts are met by the Corporation through physical delivery or third party purchases.

The Corporation’s compensation under the Alberta PPAs is based on a pricing formula which replaced the cost of service regime applicable under historical utility regulation. Key elements of the pricing formula are the amount of common equity deemed to form part of the capital structure, the amount of risk premium attributable to deemed common equity and a recovery of fixed and variable costs. Common equity is deemed to be 45 per cent of total capital and the return on equity is set annually at a 4.5 per cent premium over the rate on a 10-year Government of Canada bond.

The pricing formula includes a provision for site restoration costs of the coal-fired generating plants. Restoration and reclamation costs incurred in excess of those previously recovered through the pricing formula may also be recovered, upon successful application. The Alberta PPAs do not provide compensation for site restoration costs related to the Corporation’s hydroelectric facilities. The Corporation does not anticipate that its hydroelectric structures will be dismantled because of the water supply, irrigation, flood control and recreation related purposes they serve. Provisions have been made for the removal of the hydro generating equipment.

The expiry dates for the Corporation’s Alberta PPAs, other than the Alberta PPA for the Wabumun facility, range from 2013 to 2020. The Alberta PPA for the Wabamun facility, of which unit three was decommissioned by the Corporation, expired at the end of December 2003. The Corporation holds various licenses from Alberta Environment and the Alberta EUB for its facilities. The Corporation has procured an extension of the licenses to operate the remainder of the Wabamun facility until 2010 although it only intends to operate unit four until that time. The Corporation intends to procure extensions of the licenses for the other facilities upon the expiry of their respective Alberta PPAs. Upon the expiry of the Alberta PPAs, the Corporation will be able to sell its power output to the Alberta Power Pool and to third party purchasers through direct sales agreements. The Corporation is currently selling power output from the Wabamun facility under such direct sales agreements.

The Alberta PPAs (together with legislation which applies thereto) permit the Balancing Pool, directly or indirectly as successor to the power purchaser under the Alberta PPAs, to terminate the Alberta PPAs in certain circumstances. These termination provisions are similar to those found in some PPAs entered into by government-related power purchasers. The Corporation will be entitled to receive a lump sum payment in connection with any such termination, other than a termination resulting from the Corporation’s default. In any event, the Corporation will thereafter be able to sell the output from any affected facilities for its own account.

Canada: Ontario

The Corporation’s Ontario generating facilities are summarized in the following table:

				Commissioning
Location	Plant	Capacity (MW)	Ownership (%)	Dates

Sarnia	Sarnia	575	100	2003
Ottawa	Ottawa	68	50.01	1992
Mississauga	Mississauga	108	50.01	1992
Windsor	Windsor	68	50.01	1996

Total		819

The Sarnia facility is comprised of a 440-MW facility which commenced commercial operations in March, 2003 and an additional 135 MW of electric generation capacity acquired by the Corporation in 2002. The combined 575-MW facility provides steam and electricity to nearby facilities owned by Dow Chemical Canada Inc., Bayer Inc., Nova Chemicals (Canada) Ltd. and Suncor Energy Products Inc. In January 2003, the Corporation announced that it has granted EPCOR an option, exercisable until March 2004, to purchase a 50 per cent interest in the Sarnia facility at a price equal to 50 per cent of the undepreciated capital cost, as at the date of closing.

The Ottawa plant is a combined cycle cogeneration facility designed to produce 68 MW of electrical energy. This capacity is sold under a long term contract with the Ontario Electricity Financial Corporation (“OEFC”), an agency of the Province of Ontario. This agreement expires in 2012. The Ottawa plant also provides thermal energy to the member hospitals and treatment centers of the Ottawa Health Sciences Centre, National Defence Medical Centre and the Perley and Rideau Veteran’s Health Centre.

The Mississauga plant is a combined cycle cogeneration facility designed to produce 108 MW of electrical energy. This capacity is contracted under a long term contract with the OEFC which expires in 2017. The plant also supplies thermal energy to the Boeing Canada Inc. manufacturing facility located adjacent to the Mississauga plant.

The Windsor plant is a combined cycle cogeneration facility designed to produce 68 MW of electrical energy. Currently, 50 MW of the capacity is sold under a long term contract to the OEFC. This agreement expires in 2016. The Windsor plant also provides thermal energy to DaimlerChrysler Canada Ltd.’s minivan assembly facility in Windsor. In 2003, an agreement was reached with the OEFC to sell the remaining 18 MW to the Ontario power market when it is economic to do so.

The Corporation’s interest in the Mississauga, Ottawa and Windsor facilities in Ontario are held through TA Cogen. See “TA Cogen and TransAlta Power”.

United States

The Corporation’s generation facilities in the United States are summarized in the following table:

				Commissioning
Location	Plant	Capacity (MW)	Ownership (%)	Dates

Washington	Centralia Coal No. 1	702	100	1971
	Centralia Coal No. 2	702	100	1971
	Centralia gas	248	100	2002

New York	Binghamton	47	100	1992
	Saranac	240	37.5	1994

California	Vulcan	45	50	1986
	Del Ranch	38	50	1989
	Elmore	38	50	1989
	Leathers	38	50	1990
	CE Turbo	10	50	2000
	Salton Sea I	10	50	1987
	Salton Sea II	37	50	1990
	Salton Sea III	50	50	1989
	Salton Sea IV	40	50	1996
	Salton Sea V	20	50	2000

Texas	Power Resources	200	50	1988

Arizona	Yuma	50	50	1994

Total		2,515

Centralia

The Corporation owns a two-unit 1,404-MW coal fired facility and adjacent mining operations located in Centralia, Washington, south of Seattle, Washington. In August 2002, the Corporation completed construction of its 248-MW gas-fired facility at Centralia, bringing TransAlta’s total capacity at the Centralia site to 1,652 MW.

The Corporation has entered a number of medium-to-long term energy sales agreements for a portion of the capacity of the Centralia facility. The Corporation also sells power from the Centralia facility into the Western Electricity Coordinating Council (“WECC”), and in particular, the U.S. Pacific Northwest energy market. The Corporation’s strategy is to balance contracted and non-contracted sales of electricity to manage production and price risk.

The Centralia mine produces approximately six million tonnes of coal annually, or approximately 85 per cent of the Centralia plant’s annual coal requirements. The Corporation estimates that the permitted coal reserves, being the amount of coal which can be mined under the existing regulatory approval, are sufficient to supply the anticipated requirements of this facility for over 17 years, at current production levels. The Corporation currently imports the balance of its coal requirements by rail using coal from the Powder River Basin, located in the U.S. Rocky Mountains, provided under short-term contracts.

Binghamton

The Corporation owns a 47-MW gas-fired peaking facility in Binghamton, New York. This facility was commissioned in 1992 and is located near the Pennsylvania and New York State border. The Binghamton facility provides electricity to the New York Power Pool during periods of high demand.

CE Generation

On January 29, 2003, TransAlta announced the completion of the acquisition from El Paso of a 50 per cent interest in CE Generation, for total consideration of approximately US$240 million, which included approximately US$35 million for working capital. The CE Generation acquisition included the right to a 50 per cent interest in a geothermal project currently under development in Imperial Valley, California. If TransAlta elects to participate in the project, TransAlta has agreed to pay to El Paso certain milestone payments of up to US$30 million.

CE Generation, through its subsidiaries, is primarily engaged in the development, ownership and operation of independent power production facilities in the United States using geothermal and natural gas resources. CE Generation holds a net ownership interest of approximately 756 MW in 13 facilities having an aggregate operating capacity of 816 MW, including 326 MW of geothermal generation in California and 490 MW of gas-fired cogeneration in New York, Texas and Arizona.

CE Generation affiliates currently operate 10 geothermal facilities in the Imperial Valley in California. Each of the geothermal facilities, excluding CE Turbo and Salton Sea V, sells electricity pursuant to independent, long-term contracts which provide for energy payments, capacity payments and capacity bonus payments. Salton Sea V is currently a merchant facility, however it has a power purchase agreement to sell approximately 20 MW of its net output. Available capacity from Salton Sea V and CE Turbo is sold through market transactions.

CE Generation affiliates currently operate three natural gas-fired facilities in Texas, Arizona and New York State having an aggregate generation capacity of 490 MW. The New York and Arizona facilities sell their output pursuant to long term contracts while the Texas facility has contracted a tolling agreement for capacity.

Mexico

Campeche

In May 2003, the Corporation announced the commencement of commercial operations at its 252-MW combined cycle gas/diesel fueled facility located in the Mexican state of Campeche in the Yucatan Peninsula. In March 2000, the Corporation and Mexico’s state-owned Comisión Federal de Electricidad (“CFE”) entered into a 25-year long term contract for all of the output of this plant. The Corporation has also entered into a related gas transportation agreement with CFE. In addition to the long term contract and gas transportation agreement, the Corporation has entered into a corresponding 25-year fuel supply agreement with Pemex Gas y Petro Quimica Basica. CFE bears the price risk on fuel up to the guaranteed heat rate under the long term contract.

Chihuahua

In September 2003, the Corporation announced the commencement of commercial operations at its 259-MW Chihuahua combined-cycle gas-fired facility located near Cuidad de Juarez, Mexico located approximately 40 kilometres south of the United States - Mexico border. In April 2001, the Corporation entered into a 25-year long term contract with CFE for all of the output of this plant. The Corporation has also entered into a related 25-year gas transportation agreement with CFE and a 5-year gas supply contract with Cynergy Marketing and Trading, LP. CFE bears the price risk on fuel up to the guaranteed heat rate under the long term contract.

Australia

The Corporation holds interests in Western Australia consisting of: (i) the 110-MW Parkeston generation facility through a 50/50 joint venture with Newmont Power Pty Limited, a subsidiary of Newmount Australia Limited; and (ii) the 225-MW Southern Cross gas and diesel generation facilities. The 8.82 per cent interest in a 1,380 kilometer gas transmission pipeline that delivers natural gas from the Australian northwest shelf producing area to Western Australia was sold in April 2003.

TA Cogen and TransAlta Power

The Corporation’s interest in the 756-MW Sheerness coal-fired generation facility, the 118-MW Fort Saskatchewan gas-fired cogeneration facility in Alberta, and the Mississauga, Ottawa and Windsor-Essex facilities in Ontario, are held through TA Cogen, an Ontario limited partnership owned 50.01 per cent by subsidiaries of TransAlta and 49.99 per cent by TransAlta Power, another Ontario limited partnership. The Corporation formed TA Cogen in 1998 to directly or indirectly hold interests in generation facilities capable of producing stable cash flows that would be distributed to TransAlta Power’s unitholders. The partnership units of TransAlta Power are publicly traded on the Toronto Stock Exchange. For additional information, see Note 2 to the organization chart contained under “Corporate Structure”.

Energy Marketing Business Segment

The Energy Marketing group provides a number of strategic functions to the Corporation, including the following:

  Gathering and assessing market intelligence, enabling management to more effectively engage in strategic planning and decision making for the Corporation. This includes identifying and ranking markets which are the most attractive to enter, developing strategies and plans to effectively compete in each market where the Corporation operates, and identifyingspecific opportunities to develop or acquire assets that will capture value or mitigate risks in the electric generation business;
  Negotiating and entering into contractual agreements with customers for the sale of output from the Corporation’s generating assets, including electricity, steam or other energy related commodities;
  Scheduling physical deliveries of natural gas supplies used to generate electricity and the electrical generation outputs from each asset to meet contractual obligations while managing the physical and financial risks associated with the generation and transmission of electrical energy, including during those periods of unplanned outages;
  Increasing the value of electricity output from each generating asset through a variety of regional portfolio optimization strategies in both the current year and over the long term; and
  Recommending optimum maintenance schedules and operating levels according to current and anticipated market conditions that will maximize earnings from each of the generation assets.

Beyond these functions, the Energy Marketing group derives additional revenue and earnings from the wholesale trading of electricity and other energy related commodities and derivatives, and from the sale of emission credits which are not required by TransAlta. An important factor in the group’s trading success has been the ability to access transmission capacity in selective markets, which allows TransAlta to take advantage of price differentials between regional markets by buying and selling energy at different locations and using transmission capacity to deliver the energy from the lower value markets into higher value markets.

The group seeks to manage and limit risk exposures from both financial and physical positions, as well as counterparty risks. The key risk control activities of the Energy Marketing group, in conjunction with other functions of the Corporation, include credit review approval and reporting, risk measurement monitoring and reporting, validation of transactions, and trading portfolio valuation monitoring and reporting.

The Corporation uses mark-to-market valuation and the application of a value at risk (VAR) determination for risk control practices for its trading portfolios. This approach is a measure of assessing the potential trading losses that the Corporation could experience at any given time due to fluctuations in energy prices in each market. The Corporation’s policy is to actively manage and limit the group’s aggregate VAR exposure to $10.0 million at any point in time. The average daily VAR in 2003 was approximately $3.5 million ($2.6 million in 2002).

Competitive Environment

As the largest generator of electricity in Alberta, measured by capacity, and with generation assets in Ontario, the U.S. Pacific Northwest, California, Arizona, Texas and New York, Mexico and Australia, the Corporation believes it is well-positioned to capitalize on opportunities in these regions. Alberta is Canada’s fourth largest province by population with approximately 3.2 million residents representing approximately 10 per cent of Canada’s total population. Alberta consumed approximately 63,000 GWh of electricity in 2003. As at December 31, 2003, the aggregate installed capacity of generating facilities in Alberta was approximately 11,449 MW.

Ontario is Canada’s largest province with approximately 12.3 million residents representing approximately 39 per cent of Canada’s total population. Ontario consumed approximately 152,000 GWh of electricity in 2003. Ontario Power Generation Inc., the successor to the generation business of Ontario’s former integrated electric utility, controls over two-thirds of Ontario’s approximately 30,500 MW of installed capacity, the balance of which is owned by municipal electric utilities and private independent power producers or industrial consumers.

Electrical utilities in the U.S. Pacific Northwest are organized into the Western Electricity Coordinating Council (“WECC”). The WECC is the largest geographically of the 10 regions in the North American Electric Reliability Council and is divided into four sub-regions, of which Region 1 includes British Columbia, Alberta, Washington, Oregon, Idaho, Montana, Utah, western Wyoming and northern Nevada. This sub-region is referred to as the Northwest Power Pool (the “NWPP”). The WECC projected that approximately 369,200 GWh of electricity was generated in the NWPP in 2003. The WECC also reported a projected aggregate generating capacity of approximately 80,800 MW in the NWPP by the end of 2003.

The Corporation expects that the demand for electricity will continue to grow in its target markets, although some markets are currently overbuilt. In addition to increased demand, the market for electricity in some of these regions has undergone deregulation. Legislation in Alberta and Ontario and many states in the United States have mandated the unbundling of services traditionally provided by vertically integrated utilities to promote competition in the market for generation, transmission and distribution of electricity. More recently, the pace of this process has slowed. These regulatory changes have caused some integrated utilities to sell all or parts of their generation assets. The Corporation believes that the combination of increased demand for electricity, deregulation and the increased availability of generation assets may provide it with an opportunity to increase its generation capacity and leverage its energy marketing capabilities, provided that in doing so, the financial position of the Corporation is not compromised.

In addition, the Corporation believes that the demand for electricity in Mexico will continue to grow in the next several years due to increased commercial and residential consumption. The Corporation expects that the CFE will offer for tender more independent power projects that are similar to those of the Corporation’s in Campeche and Chihuahua in order to meet this increase in demand for electricity.

Competitive Strengths

The Corporation believes it is well positioned to achieve its business strategy due to its competitive strengths, which include the following:

Stable cashflow base. In 2003, approximately 91 per cent of the Corporation’s aggregate production was sold under contracts with durations of at least 12 months and 74 per cent was sold under contracts with original terms of 10 years or more. Approximately 53 per cent of the contracted output was sold under Alberta PPAs, most of which expire from 2013 to 2020 and are ultimately backed by the “Balancing Pool”; an entity established by the Government of Alberta. See “Generation Business Segment – Alberta – Alberta PPAs”.

Geographic diversity. The Corporation has a geographically diverse asset base with assets in Alberta and Ontario, Canada, in certain parts of the United States, in Mexico and in Australia.

Fuel diversity. The Corporation has a diverse mix of fuels used for electrical generation, including coal, natural gas, hydro, geothermal and wind. The Corporation believes that this mix reduces the impact on corporate performance in the event of external events affecting one fuel source.

Management team. The Corporation’s management team has changed significantly in the last three years as the Corporation has moved from a largely Alberta-based and focused regulated utility into an internationally focused deregulated electricity developer, generator and marketer. The current management team has substantial industry, international and local market experience.

Energy Marketing expertise. The Corporation believes that its Energy Marketing group has enhanced returns from the Corporation’s existing generation base and has allowed the Corporation to obtain more favourable pricing for uncommitted electricity, secure fuel supply on a cost-effective basis and fulfill electricity delivery obligations in the event of an outage.

Financial strength. The Corporation has investment grade issuer ratings from Moody’s Investor Services, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited.

Ownership or control of coal supply. The Corporation owns, controls or leases extensive coal reserves in Alberta that provide a long-term and stable source of fuel for all of its coal-fired generation capacity in Alberta. The Corporation also owns a coal mine near its Centralia facility, which currently provides approximately 85 per cent of the fuel required at the Centralia facility. The Corporation’s mines in Alberta contain some of the lowest sulphur coal in North America, averaging 0.28 per cent sulphur at the Whitewood mine and 0.19 per cent at the Highvale mine. Coal with lower sulphur content emits less sulphur dioxide when it is burned. By comparison, the sulphur content of coal mined in the Powder River Basin in the U.S. Rocky Mountains typically has sulphur content of about 0.45 per cent.

Wind Generation. The Corporation, through its Vision Quest division, is one of the largest owners and operators of wind generation in Canada. Vision Quest’s management team collectively has over 50 years of experience in the industry and has developed key relationships with customers, suppliers and policy makers that provide a competitive advantage in the development, operations and marketing of wind generation.

Capital Expenditures

Capital expenditures for property and investments (including acquisitions) by TransAlta for the past five years were:

2003 $ 879.1 million	2000 $1,675.1 million
2002 $ 985.9 million	1999 $ 992.5 million
2001 $1,256.3 million

Capital expenditures of between $400 and $425 million are forecast for 2004.

Environmental Risk Management

TransAlta is subject to federal, provincial and local environmental laws, regulations and guidelines concerning the generation and transmission of electrical and thermal energy and surface mining. TransAlta is committed to complying with or exceeding regulatory requirements and to minimizing the environmental impact of its operations. TransAlta works with governments and the public to develop appropriate frameworks to protect the environment and, at the same time, achieve economic development.

TransAlta’s Environmental Policy requires that the environmental impacts and risks of Company activities are identified, assessed and managed. This is done by two means:

  Use of an environmental management system to set environmental objectives and regularly review subsequent performance with senior management
  Mitigative action on longer-term environmental policy impacts such as climate change.

TransAlta has implemented an ISO-based environmental, health and safety management system (the “EHS Management System”) designed to continuously improve environmental and safety performance. As of December, 2003, 94 per cent of TransAlta’s facilities had implemented the EHS Management System, and implementation of the system is ongoing at the remainder of the Corporation’s operated facilities. Compliance with both regulatory requirements and management system standards is regularly audited through TransAlta’s “Performance Assurance” policy and results are reported on a quarterly basis to the Corporation’s board of directors.

To meet regulatory requirements and improve environmental performance, TransAlta made operating and capital expenditures in fiscal year 2003 of approximately $42 million. Environmental expenditures are generally defined as expenditures incurred to comply with Canadian or international environmental regulations, conventions or voluntary agreements.

Environmental risk at the plants operated by TransAlta, has been reduced through improved performance in several areas:

  environmental incidents were reduced in 2003 to 26, a reduction of 30 per cent compared to 2002, due primarily to the EHS Management System;
  sulphur dioxide (“SO2”) emission rates were reduced from 1.71kg/MWh in 2002 to 1.28 kg/MWh in 2003, due largely to the full operation of the scrubber installed at the Centralia thermal plant;
  gross carbon dioxide emission rates were 894 kg/MWh in 2003, a reduction of 5.5 per cent from 2002, due to increased generation from lower-carbon natural gas; and
  safety performance, as measured by reduced injury frequency rate, has improved by 27 per cent over the past 12 months as a result of the Corporation’s focused corporate safety program, known as “Target Zero”.

On a longer time horizon, TransAlta anticipates future environmental regulatory developments in areas such as climate change, air quality and water. Regulatory changes and policy developments are tracked in all relevant jurisdictions in Canada and the U.S., and formally reported to management quarterly with immediate notification when needed.

Canada is currently the only country in which TransAlta operates which has emission reduction obligations under the Kyoto Protocol. While uncertainty still exists as to the ultimate form and specific detail of Canada’s climate change regulations, TransAlta’s climate change strategy addresses the potential competitive risks to its fossil generation plants. That strategy includes increased use of less carbon-intensive fuels such as natural gas and renewable resources, continued investment in international emission offsets, and development of clean coal technology. By 2003, TransAlta had reduced its worldwide greenhouse gas intensity by 10 per cent from 1990 levels, in spite of increasing generation by approximately 80 per cent over the same period. It continues to be an active participant with federal and provincial governments in the development of climate change policy in the international, national and provincial arenas.

In 2003, TransAlta participated in the multi-stakeholder development of recommendations to government on future air quality regulations in Alberta through the Clean Air Strategic Alliance. Adoption of the recommendations would provide regulatory clarity to the Alberta electricity industry for the next 20 years, beginning in 2006, and would postpone additional nitrous oxide (“NOx”) and SO2 controls until after the expiry of the Alberta PPAs. TransAlta is a member of the Canadian Clean Power Coalition, which is committed to developing and implementing clean coal technology projects in Canada before 2010.

Environmental issues concerning water use are managed within the ISO 14001 framework. TransAlta continues to work closely with regulators in each jurisdiction within which we operate to ensure water is used wisely on site and that all regulations pertaining to water and wetlands management both on and off site are met at all times.

TransAlta’s environmental efforts have been recognized by the Dow Jones Sustainability Index for five years in a row, being awarded the top electric utility in 2003. The Index represents the best environmental performance leaders worldwide.

To date, TransAlta does not believe that its competitive position in the wholesale generation business has been adversely affected by environmental concerns. Increasing use of natural gas and renewable generation means typically lower environmental compliance costs. Air emissions (NOx and SO2) from coal-fired operations at Centralia are significantly below national average levels due to the completion of scrubber and low-NOx burners for all units. Greenhouse gas and mercury regulations are not anticipated until at least 2008.

RISK FACTORS

Regulatory and political risks exist in all jurisdictions in which TransAlta operates, including foreign jurisdictions. TransAlta seeks to manage these risks by working with regulators and other stakeholders to try to resolve issues as fairly and expeditiously as possible. For a discussion of risk factors affecting TransAlta and risk management, reference is made to “Risk Factors and Risk Management”, located in TransAlta’s Management’s Discussion and Analysis for the year ended December 31, 2003, which is incorporated by reference herein.

EMPLOYEES

As of December 31, 2003, the Corporation had 2,539 full and part-time employees, of which 2,102 were employed in TransAlta’s generation business and 148 were employed in TransAlta’s energy marketing business. Approximately 1,430 of the Corporation’s employees belong to labour unions. The Corporation is currently a party to 12 different collective bargaining agreements. Of its 12 existing collective bargaining agreements, the Corporation has recently renewed four of the agreements and anticipates negotiating renewed agreements with six others in 2004. The two remaining agreements continue to be in force until 2005 and 2006, respectively.

     CAPITAL STRUCTURE General

The Corporation’s authorized share capital consists of an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series. As at March 15, 2004, 191.4 million common shares were outstanding and no first preferred shares were outstanding.

Common Shares

Each common share of the Corporation entitles the holder thereof to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any first preferred shares, and to participate ratably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the first preferred shares. The common shares are not convertible and are not entitled to any pre-emptive rights. The common shares are not entitled to cumulative voting.

First Preferred Shares

The Corporation is authorized to issue an unlimited number of first preferred shares, issuable in series and, with respect to each series, the board of directors is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

The first preferred shares of all series rank senior to all other shares of the Corporation with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital. Holders of first preferred shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the board of directors at the rate established by the board of directors at the time of issue of shares of a series. No dividends may be declared or paid on any other shares of the Corporation unless all cumulative dividends accrued upon all outstanding first preferred shares have been paid or declared and set apart. In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of first preferred shares shall have been paid the subscription price of the shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the first preferred shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable. After payment of such amount, the holders of first preferred shares shall not be entitled to share further in the distribution of the assets of the Corporation.

The Corporation’s board of directors may include in the share conditions attaching to a particular series of first preferred shares certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive. These voting rights continue for so long as any dividends remain in arrears. These voting rights are the right to one vote for each $25 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of first preferred shares, voting as a combined class, to elect two directors of the Corporation if the board of directors then consists of less than 16 directors, or three directors if the board of directors consists of 16 or more directors. Otherwise, except as required by law, the holders of first preferred shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of the Corporation.

Subject to the share conditions attaching to any particular series providing to the contrary, the Corporation may redeem first preferred shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and the Corporation has the right to acquire any of the first preferred shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

MANAGEMENT’S DISCUSSION & ANALYSIS

Reference is made to the section entitled “Management’s Discussion & Analysis” set out at pages 17 to 57 of TransAlta’s 2003 Annual Report, which is specifically incorporated by reference in this Annual Information Form.

DIVIDENDS

TransAlta’s board of directors considers several factors when reviewing the Corporation’s common share dividend policy, including earnings, cash flow, capital requirements, the expectations of shareholders and future earnings prospects. The payment and level of future dividends on the common shares will be determined by the board of directors of TransAlta upon consideration of such factors. TransAlta has declared and paid the following dividends per share on its outstanding common shares during the past three years:

		Dividend
Period		per Common Share

2001	First quarter	$0.25
	Second quarter	$0.25
	Third Quarter	$0.25
	Fourth Quarter	$0.25

2002	First quarter	$0.25
	Second quarter	$0.25
	Third Quarter	$0.25
	Fourth Quarter	$0.25

2003	First quarter	$0.25
	Second quarter	$0.25
	Third Quarter	$0.25
	Fourth Quarter	$0.25

On January 1, 2004, TransAlta paid cash dividends of $0.25 per common share. The Corporation’s board of directors has declared a cash dividend of $0.25 per common share, payable on April 1, 2004.

CREDIT RATINGS

Senior Unsecured Long-Term Debt

The Corporation’s senior unsecured long-term debt, has been rated BBB, with a negative trend, by Dominion Bond Rating Service Limited (‘‘DBRS’’), BBB- (stable) by Standard & Poor’s, a division of McGraw Hill Companies (‘‘S&P’’) and Baa2 (outlook negative) by Moody’s Investor Services (‘‘Moody’s’’). The ratings for debt instruments range from a high of AAA to a low of D in the case of both DBRS and S&P and from a high of Aaa to a low of C in the case of Moody’s.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. ‘‘High’’ or ‘‘low’’ grades indicate the relative standing within a rating category. DBRS also assigns rating trends to each of its ratings to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations than on obligations in the higher rating 15 categories. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

According to the Moody’s rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

Preferred Securities

The Corporation’s outstanding preferred securities have been assigned ratings of BB (stable) by S&P and Pfd-3y (negative trend) by DBRS.

S&P’s rating of the Corporation’s outstanding preferred securities is on a preferred share rating scale that ranges from AA to D, which represents the range from highest to lowest quality of such securities rated. Securities rated in the BB rating category by S&P are in the fourth highest category of the relevant scale. An obligation rated 'BB' faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS’ rating of the Corporation’s outstanding preferred securities is on a preferred share rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. Securities rated in the Pfd 3 rating category by DBRS are in the third highest category of the relevant scale and are considered of adequate credit quality. The assignment of a “(high)” or “(low)” modifier within each of the five preferred share rating categories indicates relative standing within such category. The “y” modifier is used to indicate a hybrid security.

Note Regarding Credit Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to the Corporation’s outstanding securities by S&P, Moody’s and DBRS, as applicable, are not recommendations to purchase, hold or sell such securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P, Moody’s or DBRS in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

TransAlta’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TA” and the New York Stock Exchange under the symbol “TAC”. TransAlta’s preferred securities are listed on the Toronto Stock Exchange under the symbols “TA.PR.A”, “TA.PR.B” and “TA.PR.C”.

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation’s common shares as reported by the TSX from January 2003:

	Price ($)
Month	High	Low	Volume
2003
January	18.00	16.13	17,855,110
February	16.95	16.14	7,406,513
March	16.74	15.36	10,547,080
April	17.45	15.75	11,635,256
May	19.40	17.00	10,587,707
June	18.83	17.48	16,159,628
July	18.90	17.70	15,758,501
August	19.55	17.90	8,298,572
September	19.45	17.98	8,467,756
October	19.12	18.16	13,934,763
November	19.05	18.22	9.084,231
December	18.99	18.38	8,687,737

2004
January	18.79	17.66	10,235,315
February	18.14	17.46	12,478,085
March (to March 26)	18.65	17.77	9,916,596

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation’s 7.75 per cent preferred securities due 2048 (trading symbol “TA.PR.A”) as reported by the TSX from January 2003:

	Price ($)
Month	High	Low	Volume
2003
January	25.70	24.85	157,254
February	25.37	24.86	133,570
March	25.50	24.71	111,482
April	25.44	24.93	59,477
May	25.50	25.27	133,821
June	25.74	25.00	128,977
July	25.65	25.10	84,552
August	25.70	25.25	75,865
September	25.92	25.01	209,904
October	25.70	25.05	167,676
November	25.67	25.25	97,195
December	25.65	25.03	135,792

2004
January	25.49	25.07	148,089
February	25.53	25.24	166,076
March (to March 26)	25.65	25.14	224,729

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation’s 8.15 per cent preferred securities due 2048 (trading symbol “TA.PR.B”) as reported by the TSX from January 2003:

	Price ($)
Month	High	Low	Volume
2003
January	26.20	24.85	197,611
February	25.75	25.00	89,664
March	26.00	25.00	91,791
April	25.59	25.15	82,331
May	26.10	25.38	108,648
June	26.10	25.21	113,853
July	25.79	25.51	88,458
August	26.18	25.60	70,195
September	26.19	25.30	55,812
October	26.17	25.71	69,180
November	26.34	26.00	61,356
December	26.44	25.48	69,499

2004
January	26.10	25.60	66,574
February	26.05	25.55	112,218
March (to March 26)	26.17	25.65	95,748

The following table sets forth the reported high and low trading prices and trading volumes of the Corporation’s 7.75 per cent preferred securities due 2048 (trading symbol “TA.PR.C”) as reported by the TSX from January 2003:

	Price ($)
Month	High	Low	Volume
2003
January	25.78	24.80	277,043
February	25.70	24.97	182,988
March	25.70	24.86	227,641
April	25.69	25.01	116,105
May	26.65	25.51	121,093
June	26.43	25.65	190,919
July	26.40	26.10	96,988
August	26.70	26.00	93,401
September	26.73	26.04	110,523
October	26.90	26.00	75,708
November	26.88	26.45	121,524
December	27.00	26.22	101,808

2004
January	27.65	26.52	96,723
February	27.60	26.86	112,127
March (to March 26)	27.34	26.80	117,977

DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of the directors and officers of TransAlta, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting of TransAlta or until his or her successor is elected or appointed.

Directors

	Year
	first
Name and municipality of	became
residence	director	Principal occupation

William D. Anderson	2003	President of BCE Ventures, a subsidiary of BCE Inc. (telecommunications),
Montreal, PQ (1)		and a director of CGI Group Inc., Bell Canada International Inc., Aliant Inc.
		and BCE Emergis Inc.

Stanley J. Bright (1) (2)	1999	Corporate Director. He is a director of MidAmerican Energy Company
Vero Beach, FL		(electric generation and delivery, natural gas supply, transportation and
		delivery).

Jack C. Donald (2) (3)	1993	Chair, Parkland Income Trust and president and Chief Executive Officer of
Red Deer, AB		Parkland Properties Ltd. (real estate holdings), also vice president and
		director of Brandt Industries Ltd., Chair and a director of Canadian Western
		Bank and a director of Ensign Resource Services Group Ltd.

	Year
	first
Name and municipality of	became
residence	director	Principal occupation

Timothy W. Faithfull (1)	2003	Corporate Director. He is a director of Canadian Pacific Railway Company
London, U.K.		(transportation) and Shell Pension Trust Limited in the U.K. (pension fund
		trustee). He is the former President and Chief Executive Officer of Shell
		Canada Limited.

John T. Ferguson, F.C.A.(1) (2) (3)	1981	Chair, TransAlta Corporation (electric industry holding company), Chair and
Edmonton, AB		a director of Princeton Developments Ltd. (commercial real estate
		development), and a director of Royal Bank of Canada (banking) and Suncor
		Energy Inc. (energy).

Gordon D. Giffin(3)	2002	Senior Partner of McKenna Long & Aldridge LLP (attorneys). From 1997 to
Atlanta, GA		2001 he served as United States Ambassador to Canada. He is a director of
		Bowater, Inc., (newsprint and paper), Canadian National Railway Company
		(transportation), Canadian Imperial Bank of Commerce, (banking) and
		Canadian Natural Resources Ltd. (natural resources).

Louis D. Hyndman, Q.C.(2)	1986	Senior Partner of Field LLP (barristers & solicitors), and a director of
Edmonton, AB		Canadian Urban Ltd., Clarke Inc., EllisDon Inc., Enbridge Inc., Melcor
		Developments Ltd., and Meloche Monnex Inc.

C. Kent Jespersen	2004	Corporate Director. He is a Chair and a director of Geac Computer
Calgary, AB		Corporation Limited and CCR Technologies Ltd, and a director of
		Telesystem International Wireless Inc, Matrikon Inc. Axia NetMedia
		Corporation and Bow Valley Energy Ltd.

Michael M. Kanovsky, P. Eng	2004	Independent Businessman. He is also a director of Devon Energy
Victoria, BC		Corporation, ARC Energy Trust and Bonavista Energy Trust (all in the oil
		and gas business), and Pure Technologies Inc. (technology).

Donna Soble Kaufman(2) (3)	1989	Lawyer and corporate director. She is also a director of BCE Inc., Bell
Toronto, ON		Canada, Telesat Canada, Hudson’s Bay Company, and UPM-Kymmene
		Corp.

John S. Lane (1) (3)	1993	Corporate Director. He is also a director of AFP Cuprum S.A., McLean
Toronto, ON		Budden Ltd. and Ontario Teachers’ Pension Plan Board.

Luis Vázquez Senties (1)	2001	Chair of Group Diavaz (oilfield services and natural gas distribution). He is
Mexico City, MX		also chair of Compañia Mexicana de Gas, S.A. de C.V. and a director of
		Compañia Mexicana de Geofisca S.A. de C.V.

Stephen G. Snyder	1996	President and Chief Executive Officer of TransAlta Corporation (electric
Calgary, AB		industry holding company). He is also a director of Canadian Imperial Bank
		of Commerce.
Notes:

(1) Member of the Audit and Environment Committee (see “Audit and Environment Committee”).

(2)	Member of the Human Resources Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
Officers

Name	Principal Occupation	Residence

Stephen G. Snyder	President and Chief Executive Officer	Calgary, Alberta

Ian A. Bourne	Executive Vice-President and Chief Financial Officer	Calgary, Alberta

Linda M. Chambers	Executive Vice-President, Technology	Calgary, Alberta

James F. Dinning	Executive Vice- President	Calgary, Alberta

Frederick M.	Managing Director and Chief Executive Officer, Vision Quest	Calgary, Alberta
Gallagher	Windelectric Inc., a division of TransAlta Energy Corporation.

Thomas M.	Executive Vice-President,	Calgary, Alberta
Rainwater	Corporate Development and Marketing

Robert M. Soeldner	Executive Vice-President, Operations	Calgary, Alberta

Kenneth S. Stickland	Executive Vice-President, Legal	Calgary, Alberta

Michael Williams	Senior Vice-President, Human Resources	Calgary, Alberta

Gregory Wilson	Senior Vice-President and Chief Information Officer	Calgary, Alberta

William D.A. Bridge	Vice-President, Customer and Asset Management	Calgary, Alberta

Richard P.	President, TransAlta Centralia Generation LLC and TransAlta	Olympia,
Langhammer	Centralia Mining LLC., subsidiaries of the Corporation	Washington

Robert M. Jensen	Vice-President, Supply Chain Management	Calgary, Alberta

Robert J.D. Page	Vice-President, Sustainable Development	Calgary, Alberta

Gregory P. Reinhart	Vice-President, Generation Human Resources	Calgary, Alberta

Marvin J. Waiand	Vice-President & Treasurer	Calgary, Alberta

Garth A. Wong	Vice-President and Comptroller	Calgary, Alberta

Alison T. Love	Corporate Secretary	Calgary, Alberta

Frank Hawkins	Assistant Treasurer	Calgary, Alberta

All of the directors and officers of TransAlta have held their present principal occupations or executive positions with the same or associated firms for the past five years, except for the following:

  Prior to December 2000, William D. Anderson was Chief Financial Officer of BCE Inc.
  Prior to May 2000, Stanley J. Bright was Vice-Chair of MidAmerican Energy Holdings Company and before January 1999 Mr. Bright was Chair and Chief Executive Officer of Iowa-Illinois Gas and Electric Company.
  From 1997 to 2001, Gordon D. Giffin served as United States Ambassador to Canada.
  Prior to July 2003, Timothy Faithfull was President and Chief Executive Officer of Shell Canada Limited.
  Prior to February 2000, John S. Lane was Senior Vice-President, Investments, Sun Life Assurance Company of Canada.
  Prior to July 2003, Linda Chambers was President of TransAlta Centralia Generation LLC and TransAlta Centralia Mining LLC, subsidiaries of TransAlta and prior to June 1999, she was Senior Vice-President of Human Resources of TransAlta.
  Prior to November 2002, Thomas Rainwater was President, Praxis Solutions, Inc. and prior to February 2000, he was Vice-President, Central Region, Illinova Energy Partners Inc., a division of Illinova Corporation.
  Prior to November 2002, Robert Soeldner was Vice-President, Strategic Initiatives, New York Independent System Operator; prior to 2001, he was Senior Director, Enron Europe, Ltd.; prior to August 1999, he was Director, Enron Energy Services; and prior to August 1998, he was General Manager, Enron International.
  Prior to January 2001, Kenneth Stickland was a senior partner at Burnet Duckworth & Palmer, Barristers & Solicitors.
  Prior to June 2002, Michael Williams was Vice-President of EMEA HR, Lucent Technologies; prior to April 2001, he was senior director of EMEA HR, Cisco Systems; prior to September 1999, he was Senior Director of Customer Advocacy HR, Cisco Systems; prior to May 1999, he was Executive Vice-President Organizational Transformation, Newbridge Networks Corp and prior to May 1998, he was Global Vice-President of Human Resources and Quality, Newbridge Networks Corp.
  Prior to June 2002, Gregory Wilson was Vice-President and Chief Information Officer of United Dominion Industries and prior to August 1998, he was Group IT Director of Scientific Atlanta.
  Prior to April 2003, Robert M. Jensen was Associate General Counsel, TransAlta; prior to April 2002, he was counsel to McCarthy Tetrault, a Calgary law firm and prior to September 2001, he was Vice-President and General Counsel, International, TransCanada PipeLines Limited.
  Prior to December 2003, Richard Langhammer was Vice-President, Plant Operations of TransAlta.
  Prior to February 2002, Gregory Reinhart was Human Resources Director, IPP and prior to June 1999, he was Vice-President of Human Resources of Engage Energy Ltd.
  Prior to December 2003, Garth Wong was Director, Financial Operations, Generation of TransAlta.

  Prior to February 2001, Frank Hawkins was Director, Corporate Finance; prior to September 2000, he was Director, IPP Development; and prior to September 1998, he was Director, International Project Development of TransCanada PipeLines Limited.
  Prior to October 2001, Alison Love was Vice-President, General Counsel and Corporate Secretary of Canadian Pacific Limited; prior to October 1998, she was Vice-President, Administrative Services and Special Projects and prior to July 1998, she was Corporate Secretary and Associate General Counsel of TransCanada PipeLines Limited.

As of March 26, 2004, the directors and officers of TransAlta and its subsidiaries as a group beneficially own, directly or indirectly, less than one per cent of each class or series of the outstanding securities of TransAlta.

AUDIT AND ENVIRONMENT COMMITTEE

General

The Corporation has established an Audit and Environment Committee (the “AE Committee”) comprised of six members: John S. Lane (Chair), William D. Anderson, Stanley J. Bright, John T. Ferguson, Timothy W. Faithfull and Luis Vázquez Senties. Each member of the AE Committee is considered by the board of directors to be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees. In addition, TransAlta’s board of directors has determined that Messrs. Anderson and Ferguson are “audit committee financial experts” within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

Mandate of the AE Committee

The mandate of the AE Committee is to provide assistance to the board of directors of the Corporation in fulfilling its oversight responsibility to the shareholders of the Corporation, the investment community and others, relating the integrity of the Corporation’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the legal and environmental compliance programs as established by management and the board of directors, and the risk identification, assessment and management program. In so doing, the AE Committee is responsible for maintaining an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

The AE Committee’s function is oversight. Management is responsible for the preparation, presentation and integrity of the financial statements of the Corporation. Management and the internal audit group of the Corporation are responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures for compliance with accounting standards and applicable laws and regulations.

While the AE Committee has the responsibilities and powers set forth herein, it is not the duty of the AE Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly. The AE Committee’s role is to provide direct, meaningful and effective oversight of the Corporation’s financial reporting and counsel to management without assuming responsibility for management’s day-to-day duties.

AE Committee Charter

The Charter of the Audit Committee is attached hereto as Appendix A.

Relevant Education and Experience of AE Committee Members

The following is a brief summary of the education or experience of each member of the AE Committee that is relevant to the performance of his responsibilities as a member of the AE Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by TransAlta to prepare its annual and interim financial statements.

Name of AE Committee Member	Relevant Education and Experience

William D. Anderson

Mr. Anderson is a Chartered Accountant.  Mr. Anderson has served as Chief Executive Officer and Chief Financial Officer of several public companies and, in such capacities, Mr. Anderson actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements.  Mr. Anderson has also served as a principal financial officer, accounting officer or controller with several public companies and as a director and audit committee member with several public companies.

Stanley J. Bright

Mr. Bright is a Certified Public Accountant and has served as a Chief Executive Officer, Chief Financial Officer and a corporate controller of several public companies. Mr. Bright has actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements with several companies.  Mr. Bright also has experience actively overseeing or assessing the performance of companies in the preparation of financial statements.

John T. Ferguson

Mr. Ferguson is a Chartered Accountant.  Mr. Ferguson has acted as a Chief Executive Officer of several companies and as Chief Financial Officer of a public company and, in such capacities, Mr. Ferguson has actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements.  Mr. Ferguson has also served as a director, officer and audit committee member of several public companies.

John S. Lane

Mr. Lane is a Chartered Financial Analyst.  Mr. Lane acquired experience in corporate financial statement review and analysis in his capacity as Senior Vice President, Investments, with Sun Life Assurance Company of Canada.

Timothy W. Faithfull

Mr. Faithfull acquired significant financial experience and exposure to accounting and financial issues as Chief Executive Officer of Shell Canada Limited and in his other capacities in his 36 years with the Royal Dutch/Shell group of companies.  Mr. Faithfull is also a director of another public company, Canadian Pacific Railway Company, and is a director of Shell Pension Trust Limited.

Luis Vázquez Senties

Mr. Vasquez acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions and as a director of several public and private companies.

For the years ended December 31, 2003 and 2002, Ernst & Young LLP and its affiliates were paid approximately $2.37 million and $2.5 million, respectively, as detailed below:

	Year-ended December 31

	2003	2002

Ernst & Young LLP
Audit Fees	$1,015,916	$929,875
Audit-related Fees	$143,521	$93,249
Tax Fees	$322,496	$1,340,231
Other Fees	$886,644	$127,000

Total	$2,368,577	$2,490,355

The AE Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In May 2002, the AE Committee adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AE Committee for other permissible categories of non-audit services, such categories as determined under the Sarbanes Oxley Act.

LEGAL PROCEEDINGS

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in the Corporation's favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Corporation, taken as a whole. For further information, please refer to Note 24 of the Corporation's audited consolidated financial statements for the year ended December 31, 2003, which note is hereby incorporated by reference herein.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue, S.W., Calgary, are the auditors of the Corporation.

The transfer agent and registrar for TransAlta’s common shares and preferred securities is CIBC Mellon Trust Company in Vancouver, Calgary, Winnipeg, Toronto and Montreal. The transfer agent and registrar for the common shares in the United States is Mellon Investor Services LLC at its principal office in New York, New York.

ADDITIONAL INFORMATION

Additional information including compensation of directors and officers of TransAlta, indebtedness of directors and officers of TransAlta, principal holders of TransAlta’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in TransAlta’s Management Proxy Circular dated March 15, 2004. Additional financial information is provided in TransAlta’s 2003 Annual Report which contains audited comparative consolidated financial statements for the most recently completed financial year and the Management’s Discussion and Analysis. The Management’s Discussion and Analysis contained in the 2003 Annual Report is specifically incorporated by reference and forms a part of this Annual Information Form. These documents and additional information with respect to the Corporation are available at www.sedar.com.

In 2002, TransAlta adopted a procedure for employees, shareholders or others to report concerns or complaints regarding accounting or auditing matters on an anonymous, confidential basis to the AE Committee. Such submissions may be directed to the AE Committee c/o the Corporate Secretary of the Corporation.

When the securities of TransAlta are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus, TransAlta will, upon request to the Corporate Secretary, provide to any person or company the following information:

1.

one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

2.

one copy of the comparative consolidated financial statements of TransAlta for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of TransAlta that have been filed, if any, for any period after the end of its most recently completed financial year;

3.

one copy of TransAlta’s Management Proxy Circular in respect of its most recent annual meeting of its shareholders that involved the election of directors; and

4.

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (1), (2) or (3) above; or

At any other time, TransAlta will, upon request, provide to any person or company one copy of any documents referred to in clauses (1), (2) and (3) above, provided that TransAlta may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of TransAlta. For additional copies of this AIF or any of the materials listed in this paragraph, please contact Investor Relations, TransAlta Corporation at Box 1900, Station ‘M’, Calgary, Alberta, T2P 2M1; telephone: 1-800-387-3598 in North America outside of Calgary, or (403) 267-2520 in Calgary and outside North America; fax: (403) 267-2590; e-mail: investor_relations@transalta.com.

APPENDIX A

CHARTER OF THE AUDIT AND ENVIRONMENT COMMITTEE

TRANSALTA CORPORATION

A. Establishment of Committee and Procedures

1.  Composition of Committee

The Audit and Environment Committee (the “Committee”) of the Board of Directors of TransAlta Corporation (the “Corporation”) shall consist of not less than three Directors. All members of the Committee shall, in the judgment of the Board, be independent and shall meet the requirements of applicable laws, stock exchanges and regulatory bodies. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board of Directors (the “Board”).

2.  Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board, having taken into account the recommendation of the Nominating and Corporate Governance Committee, and shall hold office at the pleasure of the Board.

3.  Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

4.  Committee Chair

The Board shall appoint a Chair for the Committee on the recommendation of the Nominating & Corporate Governance Committee.

5.  Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.  Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

7.	Meetings
The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee or any of its members may call a special meeting of the Committee at any time.

8.	Quorum
Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings
Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication or email) to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called. Notice of every meeting shall also be provided to the external and internal auditors.

10.	Attendance at Meetings
At the invitation of the Chair of the Committee, other Board members, officers or employees of the
Corporation, the external auditors, outside counsel and other experts or consultants may attend any meeting of the Committee.

11.	Procedure, Records and Reporting
Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board that follows a Committee meeting). The minutes of its meetings held since the last meeting of the Board shall be made available at the next meeting of the Board.

12.	The Corporation’s Auditors
The Committee shall have the direct responsibility for the appointment, compensation, retention and oversight of the external auditors (including nominating the external auditors to be proposed for shareholder approval in any management proxy circular). The Committee shall serve as the ultimate authority to which the Corporation’s external auditors are accountable. The Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to the external auditors and any experts or advisors employed by the Committee.

The Committee shall meet with the external auditors, as the Committee may deem appropriate, to consider any matter which the Committee or auditors believe should be brought to the attention of the
Board or the Shareholders.

13.	Review of Charter
The Committee shall review and reassess the adequacy of its Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

B. General Mandate of Committee

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation’s financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports and the legal and environmental compliance programs as established by management and the Board. In so doing, it is the Committee’s responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

The function of the Committee is oversight. Management is responsible for the preparation, presentation and integrity of the financial statements of the Corporation. Management of the Corporation is responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

While the Committee has the responsibilities and powers set forth herein, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly. The Committee’s role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management’s day-to-day duties.

The Committee will also perform the functions of the Qualified Legal Compliance Committee (the “QLCC”) of the Board of the Corporation and in this role will: (i) receive, review and take appropriate action with respect to any report made or referred to the Committee by a counsel or the chief legal officer, of evidence of a material violation of applicable securities laws, a material breach of a fiduciary duty under applicable laws or a similar material violation by the Corporation or by any officer, director, employee, or agent of the Corporation (in this charter a “material violation”) and (ii) otherwise fulfill the responsibilities of a qualified legal compliance committee pursuant to Section 307 of the Sarbanes Oxley Act of 2002 and the rules promulgated thereunder.

C. Duties and Responsibilities of the Committee

The Committee shall have the following specific duties and responsibilities:

1.  Audit and Financial Matters: The Committee shall:

The Committee shall:

(a)

have direct responsibility for the appointment, compensation, retention and oversight of the external auditors, and in doing so, shall:

(i)	review the experience and qualifications of the external auditors’ senior personnel who are providing audit services to the Corporation and the quality control procedures of the external auditors;

(ii)	review and approve the basis and amount of the external auditors’ fees;
(iii)

review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation (i) requesting, receiving and reviewing, on a periodic basis,a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence;

(iv)	resolve disagreements between management and the external auditors regarding financial reporting;
(v)	pre-approve audit services (including comfort letters provided in underwritten transactions) and non-audit services provided by the external auditors;

(vi)	inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors; and

(vii)

 instruct the external auditors that they are ultimately accountable to the Committee as representatives of the shareholders of the Corporation, and that the Committee is directly responsible for the selection (subject to the approval of shareholders of the Corporation), evaluation and termination of the external auditors of the Corporation;

(b)

review with management and the Corporation’s external auditors the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the annual audit plan of the external auditors, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation’s accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates;

(c)

review with management and the external auditors all financial statements and financial disclosure which require approval by the Board of Directors.  Such review shall include:

(i)	the Corporation’s annual financial statements including the notes thereto and
“Management’s Discussion and Analysis”;

(ii)	any report or opinion to be rendered in connection therewith;

(iii)	the cooperation which the external auditors received during the course of their review and their access to all records, data and information which they requested;
(iv)	any significant transactions which were not a normal part of the Corporation’s business;

(v)	management’s process for formulating sensitive accounting estimates and the reasonableness of the estimates;

(vi)	any change in accounting principles and their applicability to the business;
(vii)	all significant adjustments proposed by the external auditors; and
(viii)	satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.

(d)

review the Corporation’s interim financial results, including the notes thereto and “Management’s Discussion and Analysis” with management and the external auditors and approve the release thereof by management;

(e)

review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(f)

at least annually, obtain and review a report by the external auditors describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the auditing firm  or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(g)

review with senior management, the chief legal officer and, as necessary, outside legal advisors, and the Corporation’s internal and external auditors the effectiveness of the Corporation’s internal controls to ensure the Corporation is in compliance with legal and regulatory requirements and with the Corporation’s policies;

(h)

review at least annually with the chief legal officer, and, if necessary, outside legal advisors, significant legal, compliance or regulatory matters that may have a material effect on the financial statements of the business;

(i)

discuss with management the Corporation’s policies and procedures for identifying and managing the principal risks of its business (other than risks assumed directly by the Board or one of its other committees), to determine that management has implemented and is maintaining systems and procedures to manage or mitigate those risks, including programs of insurance and risk reduction;

(j)

review the audit plans of the internal and external auditors of the Corporation including the degree of detail of those plans and the coordination between those plans;

(k)

review and consider, as appropriate, any significant reports and recommendations made by internal audit relating to internal audit issues, together with management’s response thereto;

(l)

review management’s plans regarding any changes in accounting practices or policies and the financial impact thereof;

(m)

discuss with the external auditors their perception of the Corporation’s financial and accounting personnel, any recommendations which the external auditors may have, including those contained in the management letter, with respect to improving internal financial controls, choice of accounting principles or management reporting systems, and review all management letters from the external auditors together with management’s written responses thereto;

(n)

review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(o)

review with management the Annual Pension Report and financial statements of the Corporation’s pension plans including the actuarial valuation, asset/liability forecast, asset allocation, manager performance and plan operating costs;

(p)

review annually the internal audit department charter, review with the internal auditors the Corporation’s internal control procedures, the scope and plans for the work of the internal audit group, the annual checklist of responsibilities of the Committee, as prepared by the internal auditors; review the adequacy of resources and ensure that the internal auditors have unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors;

(q)

at least annually, meet separately with management, the external auditors and internal auditors to review issues and matters of concern respecting audits and financial reporting;

(r)

review the annual audit of expense accounts and perquisites of the Directors, the Chief Executive Officer and his direct reports, including the use of the Corporation’s assets; as well as the Corporation’s annual sponsorship, donations and political contributions;

(s)

review incidents or alleged incidents of fraud, illegal acts and conflicts of interest;

(t)

review the Corporate Code of Conduct and inquire of management as to policies and practices in place to ensure compliance and inquire of the internal and external auditors as to any instances of deviation from the Corporate Code of Conduct which have come to their attention, and the action taken as a result of same;

(u)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

(v)

discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issue regarding the Corporation’s financial statements or accounting policies; and

(w)

annually prepare a report from the Committee to shareholders or others, concerning the work of the Committee during that year in the discharge of its responsibilities.

1.

Environment, Health and Safety Matters:

The Committee shall:

(a)

review and evaluate with management whether the existing environmental, health and safety practices and procedures of the Corporation and its subsidiaries comply with applicable legislation, and conform with industry standards, to prevent or mitigate losses;

(b)

review with the management whether the Corporation’s environment, health and safety policies (or those of its subsidiaries) are being effectively implemented;

(c)

review the effectiveness of the response by the Corporation or its subsidiaries, as the case may be, to environment, health and safety issues, including the compliance with statutory and regulatory requirements;

(d)

review and consider reports and recommendations issued by the Corporation and its subsidiaries or by an external party relating to the environment, health and safety issues, together with management’s response thereto;

(e)

review with management and make recommendations to the Board of Directors as appropriate on the Corporation’s environment, health and safety policies and procedures and any other matters relating to the environment, health and safety it considers relevant; and

(f)

at least annually, meet separately with the senior environment member of management to review environmental matters that may have a material impact on the Corporation’s business or financial results and report to the Board thereon.

2.

QLCC Matters:

The Committee shall:

(a)

inform the chief legal officer and chief executive officer of any report of evidence of a material violation of applicable securities laws, a material breach of a fiduciary duty under applicable laws or a similar material violation by the Corporation or by any officer, director, employee or agent of the Corporation, which has been reported to the Committee;

(b)

determine whether an investigation is necessary regarding any such report;

(c)

if the Committee has determined that an investigation is necessary, the Committee shall:  (i) notify the Board, (ii) initiate an investigation to be conducted either by the Corporation’s chief legal officer or by an outside counsel retained by the Committee and (iii) retain such additional expert personnel as the Committee deems necessary;

(d)

at the conclusion of an investigation, the Committee shall: (i) recommend, by majority vote, that the Corporation implement an appropriate response and (ii) inform the chief legal officer, the chief executive officer and the Board of the results of the investigation and the appropriate remedial measures that it recommends to be adopted;

(e)

have the authority and responsibility to act, by majority vote, to take all other appropriate action, including the authority to notify, where required, those securities commissions or the U.S. Securities and Exchange Commission having jurisdiction, in the event that the Corporation fails in any material respect to implement an appropriate response that the Committee has recommended to the Corporation;

(f)

adopt written procedures for the confidential receipt, retention and consideration of any oral or written reports received by the Committee;

(g)

report to the Board on a regular basis regarding QLCC matters that it deals with;

(h)

take appropriate measures so that, to the maximum extent possible, consistent with its obligations, the Corporation’s legal privileges are protected in connection with the Committee’s activities; and

(i)

maintain confidentiality in its activities to the maximum extent possible consistent with performing a full and fair investigation.

3.

The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in carrying out its mandate and in such matters shall have the authority to retain such counsel, experts or other advisors (financial or otherwise) as it may determine are necessary or appropriate.